Exhibit IV

FOREIGN EXCHANGE

The capital of NIB is denominated, and its accounts are kept, in Euro as specified in Sections 3 and 12 of the Statutes of NIB. Euro is the currency introduced on January 1, 1999, and adopted by the EMU as the unit of account of the institutions of the European Communities (“EC”) as well as the currency of the twelve participating member states of the EMU and the unit of account of the central banks of such member states.

In connection with European Council Regulation (EC) No. 1103/97, which introduced the Euro as the replacement of ECU, the Board of Directors of NIB confirmed that the denomination of the capital of NIB as well as the unit of account of NIB were to be expressed in Euro from January 1, 1999, and that any references to amounts expressed in ECU with respect to such capital or the accounts of NIB were to be replaced by references to amounts expressed in Euro at the rate of one Euro to one ECU. See “Capitalization and Reserves – Authorized Capital Stock.”

From March 1, 1993, and until the close of business on December 31, 1998, the capital of NIB was denominated, and its accounts were kept, in ECU, units of value defined by NIB in the same manner as the ECU used by the institutions of the EC during the same period. For the conversion rates between Euro and each of NIB’s operating currencies, see Note 21 to the Financial Statements included as Exhibit III to this Report on Form 18-K. Unless otherwise specified, year-end data contained herein have been based on the rates presented in the Notes to such Financial Statements.

From the formation of NIB in 1976 until the close of business on February 28, 1993, NIB’s capital was denominated, and its accounts were kept, in Special Drawing Rights (“SDR”), units of value defined in accordance with the rules of valuation laid down by the International Monetary Fund (the “IMF”). With effect from the opening of business on March 1, 1993, the capital as well as the accounts were changed to ECU.

The following table sets forth for the dates indicated the EUR/USD exchange rate as published by the European Central Bank (the “ECB”). No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

December 31,	Value of 1 EUR in USD

2005 (December 30th)	1.1797
2004	1.3621
2003	1.2630
2002	1.0487
2001 (December 28th)	0.8813

As published by the ECB on August 31, 2006, 1 EUR was equal to 1.2851 U.S. dollars.

Unless otherwise specified, amounts in both ECU and Euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 ECU/1 EUR being equal to 1.1797 U.S. dollars, which was the EUR/USD exchange rate at December 30, 2005, as set forth in the above table.

Unless otherwise specified, SDR amounts contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 SDR being equal to 1.42927 U.S. dollars, which was the SDR/USD exchange rate at December 30, 2005. As used herein, the terms “dollars,” “U.S. dollars,” “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included herein between the amounts and the totals thereof are due to rounding.

INTRODUCTION

Nordic Investment Bank

NIB was established as an international financial institution to provide medium and long-term loans and guarantees pursuant to the agreement regarding the establishment of the Nordic Investment Bank (the “Establishing Agreement”), which was signed on December 4, 1975. Signatories of the Establishing Agreement are Denmark, Finland, Iceland, Norway and Sweden (the “Nordic countries”).

The Establishing Agreement and the Statutes of NIB (the “Statutes”) became effective on June 1, 1976, and NIB commenced operations on August 2 of that year.

On October 23, 1998, the Nordic countries entered into a novation of the Establishing Agreement (the ”1998 Agreement”). The 1998 Agreement came into force on July 18, 1999, and the Establishing Agreement ceased to be effective on the same date. Following a decision to broaden NIB’s ownership base, a new agreement on NIB was signed on February 11, 2004 (the “2004 Agreement”), allowing Estonia, Latvia and Lithuania to become members of NIB on equal terms with the original five Nordic countries. The 2004 Agreement came into force on January 1, 2005 after final ratification in each of Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden (the “Member countries”). NIB is since January 1, 2005 governed by the provisions of the 2004 Agreement and the Statutes annexed thereto.

The 2004 Agreement continues to provide NIB the privileges and immunities common to other multilateral financial institutions (“MFIs”), such as inviolability of its premises, protection from search and seizure of its property and assets, protection from pre-judgment remedies and broad tax exemptions. For further information, see “Legal Status.”

The basic purpose of NIB is to contribute to the strengthening and further development of the co-operation among the Member countries by granting medium and long-term loans and loan guarantees for the financing of investment projects of common interest to the Member countries and the countries receiving such loans from NIB. In conducting its operations, NIB cooperates with other credit institutions as well as with public authorities and private institutions in each of the Member countries, with other MFIs and international banks. NIB represents one aspect of a tradition of cooperation among governments, organizations, companies and individuals in the Member countries stemming from their common heritage and geographic proximity. See “ – Nordic Cooperation.”

Estonian, Latvian and Lithuanian membership had the effect of increasing NIB’s authorised capital by EUR 141.9 million ($167.4 million) and its equity reserves by EUR 42.7 million ($50.4 million). A total of EUR 14.3 million ($16.9 million) of the authorised capital is to be paid in. The reserves are to be paid fully in cash over a period of time. The new member countries will have an aggregate 3.4% share of NIB’s capital base. See “Capitalization and Reserves.”

At December 31, 2005, NIB had loan commitments totalling EUR 13,341.3 million ($15,738.7 million), of which EUR 11,716.6 million ($13,822.1 million) was outstanding, and had issued guarantees totalling EUR 25.0 million ($29.5 million). A “loan commitment” comes into being upon execution of a loan agreement; thereafter, the amount of the loan that has been disbursed, net of repayments, is referred to as “outstanding.” For a breakdown of NIB’s outstanding loans and guarantees, see “Operations of NIB – Lending in Member countries and – Lending in Non-Member countries.”

Under the Statutes, NIB is required to protect itself against exchange rate losses and to obtain adequate security for its loans and loan guarantees. Protection for NIB’s loans takes the form of governmental or bank guarantees, specific security or negative pledge provisions and other financial covenants. At December 31, 2005, 4.3% of NIB’s outstanding loans were directly to or guaranteed by Member countries or local authorities therein, and an additional 25.5% were to or guaranteed by other countries (including emerging market countries), banks and companies 50% or more owned by Member countries or local authorities therein. Other than 0.3% of the outstanding loans, the remainder had some form of protection through collateral, corporate or other guarantees or covenants.(1)  For a description of the general policies followed in NIB’s lending activities, see “Operations of NIB – Loan Policy.”

(1)    The segment information and currency distributions in this Exhibit IV to NIB’s annual report on Form 18-K are presented exclusive of IAS 39 value adjustments.

NIB finances its operations from borrowings in the international markets and the domestic capital markets of Member and other countries, from internally generated funds and from the capital paid in by the Member countries. See “Capitalization and Reserves,” “Funded Debt” and “Borrowing Programs and Liquidity Management.”

NIB’s principal offices are located at Fabianinkatu 34, Helsinki, Finland (postal address: P.O. Box 249, FI-00171 Helsinki, Finland). Its telephone number is +358-9-18001 and its internet address is http://www.nib.int/.

Cooperation of Member countries

Cooperation among the Nordic countries encompasses a wide range of activities, including economic policy, development of industrial technology, communications and harmonization of legal systems. The Nordic countries have steadily broadened their mutual commercial relationships, a development encouraged by the creation in 1960 of the European Free Trade Association (“EFTA”), which established a framework for the development of inter-Nordic trade during the 1960s and 1970s.

Following Denmark’s entry into the European Community (the predecessor to the European Union) in 1973, the other four Nordic countries concluded bilateral free-trade agreements with the European Community in order to promote free trade within the Nordic region. The EFTA member countries, with the exclusion of Switzerland, and the European Union (“EU”) established the European Economic Sphere (“EES”), a free trade zone in Europe, effective January 1, 1994.

Effective January 1, 1995, Finland and Sweden became members of the European Union (“EU”), leaving Norway and Iceland as the only Nordic countries that presently are members of EFTA. At the introduction of the Euro on January 1, 1999, Finland was the only Nordic country to participate in the EMU.

Nordic cooperation also includes coordination of policy positions in international organizations. Consultations are held regularly on issues arising within the United Nations and the United Nations Commission for Trade and Development. The Nordic countries are jointly represented in the IMF, the International Bank for Reconstruction and Development (the “World Bank”) and other international organizations.

The most important formal basis for Nordic cooperation is the Treaty of Cooperation among the Nordic countries, also known as the Helsinki Agreement of 1962. This agreement sets out the aims of Nordic cooperation and contains provisions for the Nordic Council and, as subsequently amended, for the Nordic Council of Ministers. The Nordic Council, which was founded in 1952, is a forum for consultation and discussion at the parliamentary level of matters of common interest to the Nordic countries, which may lead to presentation of recommendations to the Nordic Council of Ministers and to the governments of the Nordic countries. The Nordic Council of Ministers, in which each Nordic country has one vote, is empowered to make decisions on matters of cooperation that are considered binding on the governments of the Nordic countries, subject to parliamentary approval in certain matters. Discussions within the Nordic Council and the Nordic Council of Ministers over a number of years led to the establishment of NIB.

On September 15, 1981, the Nordic Council of Ministers approved a program to promote Nordic cooperation in project exports, primarily to developing countries. The decision, as amended on February 28, 1982, includes, as one major element of the program, the creation of a joint Nordic financing facility to grant loans and issue loan guarantees (“project investment loans”). The facility became effective on July 1, 1982, and is administered by NIB. See “Operations of NIB.”

On May 19, 1988, the Nordic Council of Ministers decided upon the establishment of the Nordic Development Fund (“NDF”) for the purpose of financing projects of Nordic interest on concessional terms in developing countries. The agreement regarding the establishment of NDF was signed by the Nordic countries on November 3, 1988, and NDF commenced operations on February 1, 1989. NDF is administered in close cooperation with NIB, but is a separate legal entity with its own board of directors and with its capital base provided by the five Nordic countries, who are direct owners of NDF. NDF credits are granted primarily to low- and lower-middle-income countries and initially only in combination with financing from other MFIs, including NIB. Since it has not been possible to secure additional funding for NDF, the Nordic Ministers for Development Cooperation have concluded that NDF should bring its operations to a close while ensuring that funds allocated to NDF are utilized in accordance with the standards adopted by NDF. In light of the above, the Board of Directors of NDF decided on November 2, 2005 that NDF is not in a position to consider financing new projects.

On March 2, 1990, the Nordic Council of Ministers decided upon the establishment of the Nordic Environment Finance Corporation (“NEFCO”) for the purpose of promoting investments of Nordic environmental interest in Eastern and Central Europe. The agreement regarding the establishment of NEFCO was signed by the Nordic countries on the same day, and NEFCO commenced operations in October of 1990. NEFCO is administered in close cooperation with NIB, but is a separate legal entity with its own board of directors and with its capital base provided by the five Nordic countries, who are direct owners of NEFCO. NEFCO financing is carried out through equity capital investments in, or venture capital loans to, joint ventures between local and Nordic companies, e.g. for the production of environmental equipment.

On March 4, 1992, the Nordic Council of Ministers approved (in cooperation with the Baltic countries) a multilateral program to promote investments in the three Baltic countries, namely Estonia, Latvia and Lithuania (the “Baltic Investment Program”). The program, which initially ran until July 1, 1995 was later extended until the end of 1999. The program consisted of financial and technical assistance for small and medium-sized enterprises and the establishment of a national investment bank in each of the three Baltic countries. The program was administered by NIB, the European Bank for Reconstruction and Development and the Nordic Project Fund. See “Operations of NIB.”

In August 1996, the Nordic Prime Ministers decided to establish a special environmental loan facility (the “Environmental Investment Loan Facility” or “MIL”) to finance environmental investments in the region neighboring the Nordic countries. The facility, which is administered by NIB, comprises loans and guarantees to governments, governmental agencies and public institutions, as well as private companies, in order to finance investments aimed at protecting the environment and reducing cross border pollution in the neighboring area. The facility was approved by the Nordic Council of Ministers on January 25, 1997, and became effective on August 28, 1997. See “Operations of NIB.”

In November 1997, the Nordic Council of Ministers decided that the legal framework of NIB and its sister organizations NEFCO and NDF should be revised to reflect their status as international organizations. A new agreement in relation to NIB was signed on October 23, 1998. In relation to NEFCO and NDF, new agreements were signed on November 6, 1998, November 9, 1998, respectively.

The Baltic countries, Estonia, Latvia and Lithuania, have for several years participated in the Nordic cooperation, for example, by attending some of the sessions of the Nordic Council.

Effective May 1, 2004 Estonia, Latvia and Lithuania became members of the EU.

On January 1, 2005, Estonia, Latvia and Lithuania became members of NIB. The enlargement of the membership followed an eighteen month-long preparation after a policy decision taken by the Nordic prime ministers in June 2003. The 2004 Agreement on NIB mandates a new structure for the governance of the Bank, which was fully implemented as of January 1, 2005. From January 1, 2005, NIB has an entirely new body, the Board of Governors, which has replaced the Nordic Council of Ministers and its functions in the previous legal framework of the Bank.

Statutory Purposes

The 2004 Agreement and the Statutes provide that the purpose of NIB is to make financing available in accordance with sound banking principles and taking into account socio-economic considerations, to carry into effect investment projects of interest to the Member countries and other countries which receive such financing. NIB is to aim for a profit in its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital.

CAPITALIZATION AND RESERVES

The following table sets forth the capitalization of NIB at December 31, 2005. This table should be read in conjunction with the Financial Statements for the fiscal year ended December 31, 2005, and the Notes thereto included as Exhibit III to this Report on Form 18-K.

			Outstanding at December 31, 2005
	Millions of Euro	Millions of USD	Millions of EUR	Millions of USD

Funded Debt(1)			14,455.7	17,053.4

Equity:
Subscribed	4,141.9	4,886.2
Available for call	(3,723.3)	(4,392.4)
Paid-in capital(2)			418,6	493.8
Statutory Reserve			645.0	760.9
General Credit Risk Fund			424.4	500.7
Special Credit Risk Fund PIL			238.2	281.0
Debt Initiative for Heavily Indebted Poor Countries			4.3	5.1
Payments to the Bank’s reserves, receivable(3)			42.7	50.4
Other value adjustments according to IAS 39			7.1	8.4
Profit for the year			165.3	195.0

Total Equity			1,945.6	2,295.2
Total Capitalization			16,401.3	19,348.6

(1)   Between January 1, 2006 and August 31, 2006, the Bank incurred borrowings equivalent to approximately EUR 1,929.3 million ($2,479.3 million). Translated at the EUR/USD exchange rate at August 31, 2006.

(2)   Of paid-in capital, EUR 409,040,590 ($482,545,184) was received as of December 31, 2005. For further information, see “ – Paid-in Capital and Callable Capital.”

(3)   For further information, see “ – Reserves.”

Authorized Capital Stock

The Board of Governors can, upon a proposal by the Board of Directors of NIB, decide upon an increase in the authorized capital stock of the Bank. To become effective, such a decision requires the approval of the parliament in each of the Member countries.

The authorized capital stock of the Bank, which was initially SDR 400.0 million ($571.7 million), has been increased several times. Due to the fact that Estonia, Latvia and Lithuania became members of NIB on January 1, 2005, NIB’s authorized and subscribed capital increased to EUR 4,141.9 million ($4,886.2 million) as of January 1, 2005. The capital increase is carried out as an issue subscribed by the new member countries proportionally to the distribution key based on the Member countries’ gross national income. As of December 31, 2005, the Member countries’ portions of the authorized capital stock of NIB are as follows:

	Millions of EUR	Millions of USD	Percentage of total

Denmark	881.1	1,039.4	21.3%
Estonia	30.2	35.6	0.7%
Finland	765.8	903.4	18.5%
Iceland	38.6	45.5	0.9%
Latvia	43.9	51.8	1.1%
Lithuania	67.8	80.0	1.6%
Norway	793.1	935.6	19.1%
Sweden	1,521.4	1,794.8	36.7%

Total*	4,141.9	4,886.2	100.0%

* May differ from the sum of individual figures due to rounding.

Paid-in Capital and Callable Capital

The Statutes provide that NIB’s authorized capital stock shall consist of a paid-in portion and a callable portion. Of NIB’s total authorized capital stock of EUR 4,141.9 million ($4,886.2 million), the paid-in portion was EUR 418.6 million ($493.8 million) at December 31, 2005, which corresponded to approximately 10.1% of the total authorized capital stock of the Bank. As a result of the capital increase due to the enlarged membership base as mentioned above, the paid-in portion of the authorized capital increased to EUR 418.6 million ($493.8 million). The new Member countries shall make their payments of the paid-in portion pursuant to an agreed schedule in three annual installments. The first installment was paid in on March 31, 2005.

All subscribed capital not paid in is subject to call by the Board of Directors of NIB to the extent that the Board deems it necessary for the fulfillment of the Bank’s debt obligations. The Statutes do not require that calls be made pro rata, but it is anticipated that, in the first instance, calls would be made in that manner. Failure by any Member country to make payment on any such call would not excuse any other Member country from its obligation to make payment. No Member country can legally be required on any such call to pay more than the unpaid balance of the callable portion of its subscribed capital. To date no such calls have been made.

In view of NIB’s character as an institution for regional cooperation, there are no provisions in the 2004 Agreement for admitting additional countries. While a Member country may withdraw by giving notice in accordance with the provisions set forth in the 2004 Agreement, the 2004 Agreement also provides that a withdrawing country must remain liable for those commitments of NIB that were in force at the time of the withdrawal to the same extent as immediately prior to such withdrawal.

Reserves

Under the Statutes, NIB’s annual net profits are to be transferred to a statutory reserve (the “Statutory Reserve”) until such reserve equals 10% of the authorized capital stock of the Bank. Thereafter, the Board of Governors, acting upon the proposal of the Board of Directors of NIB, will determine the allocation of net profits between further transfers to the Statutory Reserve and the payment of dividends to the Member countries.

No transfer was made to the Statutory Reserve out of the profit from fiscal year 2005. At December 31, 2005 the Statutory Reserve amounted to EUR 645.0 million ($760.9 million) or 15.6% of the Bank’s authorized capital.

NIB has annually allocated a portion of each year’s profit as a general credit risk reserve (the “General Credit Risk Fund”) for unidentified risks in the Bank’s operations. At December 31, 2005, the General Credit Risk Fund amounted to EUR 424.4 million ($500.7 million). After allocation of EUR 110.3 million ($130.1 million) of the profit from fiscal year 2005 to the General Credit Risk Fund, the General Credit Risk Fund will amount to EUR 534.7 million ($630.8 million). The General Credit Risk Fund is available to cover losses arising from NIB’s lending portfolio as well as other risks NIB assumes in its business activities, such as the activities of its treasury department. The risks covered with respect to the treasury activities include market risks as well as counterparty risks. For further information in this regard, please see “Financial Policies and Risk Management” below.

In addition, as required by Section 8 of the Statutes, the Bank has established a separate special credit risk fund to be used exclusively for any future project investment loan losses (the “Special Credit Risk Fund PIL”). At December 31, 2005, the Special Credit Risk Fund PIL amounted to EUR 238.2 million ($281.0 million). No transfer was made out of the profit from fiscal year 2005 to the Special Credit Risk Fund PIL. For further information regarding the PIL facility and the Member countries’ guarantees, see “Operations of NIB – Lending in Non-Member countries.”

In addition NIB has built up a reserve as part of equity for the debt relief program for the most Heavily Indebted Poor Countries (“HIPC”). HIPC was initiated by the World Bank and the International

Monetary Fund.  NIB’s participation in HIPC concerns only one borrower country. The HIPC reserve amounts to EUR 4.3 million ($5.1 million).

As part of the terms and conditions of membership, Estonia, Latvia and Lithuania have, as of January 1, 2005, agreed to pay into NIB’s reserves the aggregate amount of EUR 42.7 million ($50.4 million) in the same proportion as their respective shares of the subscribed capital. Estonia, Latvia and Lithuania will make their payments in semi-annual installments in accordance with individual payment agreements during the period from March 31, 2008 to September 30, 2012.

The Bank has paid EUR 55.0 million ($64.9 million) of the profit from fiscal year 2005 in dividends.

FUNDED DEBT

The following table sets forth a summary of the Bank’s outstanding funded debt at December 31, 2005. The Bank’s borrowing transactions are in most cases recognized in the Balance Sheet at fair value in accordance with the IAS 39 principle on hedge accounting. (1)

Currency of Borrowing	Millions of EUR	Millions of USD

U.S. dollars	6,454.3	7,614.1
Pounds sterling	1,790.6	2,112.4
Japanese yen	1,462.0	1,724.7
Euro	939.5	1,108.3
Australian dollars	885.5	1,044.6
Swedish kronor	584.8	689.9
New Taiwan dollars	459.0	541.5
Hong Kong dollars	456.5	538.5
Norwegian kroner	225.4	265.9
New Turkish lira	126.6	149.4
Slovak korunas	125.4	147.9
Canadian dollars	116.1	136.9
Danish kroner	100.6	118.7
New Zealand dollars	80.8	95.3
South African rand	78.4	92.5
Singapore dollars	76.1	89.8
Icelandic kronur	33.8	39.9
Polish zloty	25.6	30.2
Latvian Lats	7.2	8.5

Total*	14,028.3	16,549.2
IAS 39 value adjustments	427.5	504.3
Total, borrowings outstanding*	14,455.7	17,053.4

*      May differ from the sum of individual figures due to rounding.

(1)   See also Notes 13 and 17 to the Financial Statements included as Exhibit III to this Report on Form 18-K.

Between January 1, 2006, and August 31, 2006, NIB borrowed EUR 1,929.3 million ($2,479.3 million) in the following currencies: (2)

Currency of Borrowing	Millions of EUR	Millions of USD

U.S. dollars	950.4	1,221.4
Australian dollars	365.1	469.2
Japanese yen	283.5	364.3
Pounds sterling	109.6	140.8
Mexican pesos	75.7	97.3
New Zealand dollars	55.6	71.5
Hong Kong dollars	21.7	27.9
New Turkish lira	17.1	22.0
Capitalization of previous borrowing transactions	41.1	52.8
Premium/Discount	9.4	12.1
Total*	1,929.3	2,479.3

*                 May differ from the sum of individual figures due to rounding.

(2)          Amounts converted into Euro at the following August 31, 2006, exchange rates: 1 EUR = 1.2851 U.S. Dollars; 1.681 Australian dollars; 150.56 Japanese yen; 0.6741 Pounds sterling; 13.9651 Mexican pesos; 1.972 New Zealand dollars; 9.9945  Hong Kong dollars; and 1.871 New Turkish Lira.

Schedules containing information with respect to all outstanding borrowings of NIB at December 31, 2005, and August 31, 2006 are included as Exhibits I and VI, respectively, to this Report on Form 18-K. NIB may from time to time hereafter issue additional debt securities denominated in various currencies or currency units.

There have been no defaults by NIB in the payment of any principal or interest in respect of any of its debt.

BORROWING PROGRAMS AND LIQUIDITY MANAGEMENT

NIB finances its lending activities by borrowing and issuing bonds on various global and domestic capital markets. The Bank carries out its borrowing in accordance with a global strategy designed to meet its investors’ needs for investments with the highest possible credit rating. A large portion of NIB’s medium- and long-term borrowing is conducted under its Euro Medium Term Note program (the “EMTN-program”) which currently has a ceiling of EUR 15,000.0 million ($17,695.5 million).The EMTN-program is not exclusively tailored for issues placed in Europe but can also be used for issues placed outside of Europe, subject to local regulatory requirements. The program also enables NIB to arrange structured transactions.

During 2002 NIB changed its U.S domestic medium-term note program, which was originally established in 1993, to a global program. The program was registered with the Securities and Exchange Commission (“SEC”) in the U.S. with a ceiling of USD 3,000.0 million which amount was increased to USD 8,000.0 million in 2004.

In 1996, NIB established a domestic Swedish medium-term note program with a ceiling of SEK 4,000.0 million ($502.8 million), which was increased to SEK 8,000.0 million ($1,005.6 million) in 1998(2).

In addition, in 1999 NIB also established a domestic Australian dollar medium-term note program with a ceiling of AUD 2,000.0 million ($1,464.6 million)(2).

During 2005 NIB borrowed EUR 2,059.1 million ($2,429.1 million) by means of 26 transactions in seven different currencies. EUR 1,289.8 million ($1,521.6 million) of this total came from 24 transactions under the EMTN-program. Under the global program NIB issued its fourth global benchmark issue of USD 1,000.0 million, which was registered with the SEC and listed on the Luxembourg Stock Exchange. A fifth global benchmark issue of USD 1,000.0 million was issued in February 2006. The average maturity for NIB’s 2005 borrowing operations is 4.8 years, compared with 5.9 years in 2004.

For the years 2005 and 2006, the Board of Directors of the Bank has authorized the Bank to raise medium- and long-term borrowing up to EUR 5,000.0 million ($5,898.5 million) and EUR 4,000 million ($4,718.8 million) respectively.

Due to investor demand and in order to reduce its costs of borrowing, the Bank frequently enters into structured borrowing transactions in which the interest rate and repayment schedule can be tied to developments in, for example, interest rates, exchange rates, or share indexes. These transactions are all hedged by swaps or other hedging transactions with a structure corresponding to the structure in the borrowing transaction designed to eliminate the market exposure to these variables. (The Bank manages the credit risks posed by the counterparties to these transactions as described below under “Financial Policies and Risk Management.”) After such hedges the Bank’s interest rate exposure is limited to fluctuations in the applicable floating rate. Unless a fixed rate borrowing is matched with a corresponding lending transaction such fixed rate borrowing is also swapped into floating rate.

As noted below under “Financial Policies and Risk Management” the Bank has established financial guidelines, which stipulate that all kinds of risk should be kept under strict control. In accordance

(2)           At the exchange rate of 1 SEK = USD 0.1257 and 1 AUD = USD 0.7323 as of December 31, 2005.

therewith, the Bank utilizes both interest rate and currency swaps and other derivatives, primarily futures and forward contracts, in connection with its borrowing, lending and investment of liquid funds, in order to keep its foreign currency and interest rate risk within established limits. The volume of outstanding derivatives as of December 31, 2005, are set forth in Note 11 to the Financial Statements included as Exhibit III to this Report on Form 18-K.

NIB has had a commercial paper program in the U.S. market since 1980 and in the Euro market since 1987. In addition, NIB obtains short-term funds in the interbank market through deposits. These deposits are undertaken in most of the currencies listed under “Funded Debt” above. For each of the years 2005 and 2006, the Board has authorized the Bank to raise short-term funding provided that the outstanding amount at any time does not exceed EUR 1,000.0 million ($1,179.7 million).

The amounts of medium-term notes issued under the programs referred to above are set forth in Note 12 to the Financial Statements. There was no need to issue notes under the Commercial Paper programs in 2005 and NIB had no borrowings outstanding under the programs at year-end, which was also the case at year-end 2004. The figures for the interbank market were EUR 568.1 million ($670.2 million) at year-end 2005, compared with EUR 416.80 million ($491.7 million) at year-end 2004.

NIB’s goal is to continuously maintain a sufficient amount of liquidity to give the Bank flexibility in carrying out its borrowing program. In general, NIB strives to achieve a level of net liquidity that corresponds to its liquidity needs for twelve months. This enables the Bank to avoid accessing capital markets for borrowing during times of unfavorable market conditions. Using the method of calculation under International Financial Reporting Standards, the Bank’s net liquidity amounted to EUR 3,100.6 million ($3,657.8 million) at December 31, 2005, compared with EUR 2,876.0 million ($3,392.8 million) at December 31, 2004. The solidity ratio was 10.7% at December 31, 2005, and was 10.9% at December 31, 2004.

NIB’s liquidity is primarily placed in U.S. dollars and Euro at variable interest rates. The U.S. dollar constituted 33% and the Euro 65% of the Bank’s liquidity at December 31, 2005. The Bank’s liquid assets are placed in the short-term market, using several different money market instruments. These consist of deposits, floating rate notes (FRN), asset-backed securities and asset swaps.

NIB has an external interest rate trading programme related to the management of its liquidity. The purpose of the programme is to utilize active trading as a way of increasing return, as well as strengthening and benchmarking NIB’s own internal liquidity management. By the end of 2005, NIB had contracted two asset management firms for the management of a USD denominated nominal portfolio of USD 100.0 million, corresponding to EUR 84.8 million.

NIB’s equity rose during 2005 from EUR 1,780.6 million ($2,100.6 million) to EUR 1,945.6 million ($2,295.2 million). Profits for the year amounted to EUR 165.3 million ($195.0 million). NIB strives to achieve a stable return on its equity. The Bank invests an amount corresponding to its equity in a separate interest-bearing securities portfolio, which is composed mostly of fixed and floating rate securities but which also includes some derivative financial instruments, primarily financial futures contracts (For further information in this regard, please see “Financial Policies and Risk Management”). NIB refers to this as its EUR fixed income portfolio. The return on this portfolio is an important contributor to NIB’s total profits. For accounting purposes, this portfolio is divided into one portfolio of securities that are anticipated to be held until maturity (the investment portfolio), and another portfolio, a marked-to-market portfolio which consists of securities that can be bought and sold continuously, based on an assessment of market developments (the trading portfolio). The distribution between the portfolios was 67% of total placements in the investment portfolio and 33% in the trading portfolio at year-end 2005.

FINANCIAL POLICIES AND RISK MANAGEMENT

Since 1996, NIB has had an independent risk management unit which monitors risks associated with the Bank’s operations.

The Bank’s financial guidelines stipulate that all kinds of risk (including interest rate risk, foreign exchange risk and counterparty risk) should be kept under strict control. In accordance with the Statutes of the Bank, NIB is particularly careful to protect itself against foreign exchange risk. Such risk is controlled on a daily basis and is kept within very narrow limits set by the Board of Directors of the Bank.

In addition, the Board of Directors of the Bank has set up maximum limits for the interest rate risk the Bank may take excluding the EUR fixed income portfolio, which is monitored separately. NIB’s exposure is calculated by measuring how much an interest rate change of one percent would affect the Bank’s net interest income over time (gap analysis). The limits, which are set for each individual currency as well as for the Bank as a whole, are adjusted annually, and are expressed as percentages of the Bank’s equity, meaning that the net interest income effect of the hypothetical one percent change across the portfolio may not exceed the stated percentage of the Bank’s equity. The total limit is fixed at approximately 2% of NIB’s equity, which as of December 31, 2005, corresponds to EUR 34.0 million ($40.1 million). Total interest rate risk exposure at December 31, 2005, was EUR 7.4 million ($8.7 million)(3).

In addition to using gap analysis, NIB has another limit system designed to ensure efficient management of the maturity profile of assets and liabilities. The exposure is calculated by measuring how much a 0.1 percentage point change in the margin on an asset or liability can affect the Bank’s net interest income over time. The limit is established for the Bank as a whole, and as of December 31, 2005, was set at EUR 17.0 million ($20.1 million), which is about 1% of the Bank’s equity. NIB’s total exposure at year-end was close to 100% of the total limit. In addition to this sensitivity analysis, a EUR 1,000.0 million ($1,179.7 million) ceiling has been established to limit the difference in the cash flow between assets and liabilities in the course of any given year. This serves to prevent a large concentration of refinancing or reinvestment needs in the capital markets in a single year.

In order to meet these limits, NIB monitors interest rate fluctuations and other risks associated with its operations on an ongoing basis. NIB also uses various types of derivative instruments such as interest rate and currency swaps, forward contracts, futures contracts, forward rate agreements and options, primarily to protect itself against the market risk arising from the Bank’s fixed interest borrowing and lending transactions.

For the EUR fixed income portfolio, interest-rate risk limits have been established and are expressed as a combination of modified duration and value-at-risk (VAR) limits. The modified duration for the investment portfolio is to be between 3.0 and 5.5 years and between 0.5 and 5.5 years for the trading portfolio. The VAR-limit for the trading portfolio is 0.4% per day based on a confidence level of 95% and a holding period of one day.

As noted above, NIB is required under the Statutes to obtain adequate security for its loans. NIB’s internal risk rating systems try to ensure this.  Both the obligor and the transaction are rated to estimate the respective obligor’s creditworthiness and the loss given default for the individual transaction.  There are three master rating scales, the obligor master scale, the security master scale and the transaction master scale.  The obligor master scale has 20 grades, the security master scale has 9 grades and the transaction master scale has 20 grades.  The transaction master scale reflects the expected loss inherent in the transaction.  The Bank also has strict rules regarding exposure to individual borrowers and composition of the portfolio. For further information in this regard, see “Operations of NIB – Loan Policy.”

During 2005 NIB has further developed and implemented a credit portfolio model.  Combined with the market risk measurement, business risk measurement and the operational risk measurement, which is based on the standard approach from Basel II(4), the total economic capital for NIB is assessed. This tool, comprising both lending and treasury activities, enables NIB to estimate the capital needed to withstand adverse changes in the creditworthiness of its counterparties. The new system, based on an economic capital approach, will contribute to a more comprehensive assessment of NIB’s capital requirement to

(3)           The corresponding figures for the previous four financial years were as follows: 2004, EUR 3.3 million ($3.9 million); 2003, EUR 2.7 million ($3.2 million); 2002, EUR 4.2 million ($5.0 million); and 2001, EUR 5.2 million ($6.1 million).

(4)           International Convergence of Capital Measurement and Capital Standards: a Revised Framework, commonly known as Basel II.

ensure and protect NIB’s AAA/Aaa rating. It will also facilitate the assessment of NIB’s capital as regards both the capital backing of individual loans and the backing of NIB’s various portfolios.

The Bank accepts only counterparties of high credit standing for its treasury operations, and is therefore continuously evaluating the creditworthiness of existing and potential counterparties. To this end, NIB’s Board of Directors sets limits for each individual counterparty. These limits are adjusted annually on the basis of the size of NIB’s equity. The Board of Directors of the Bank is also continuously involved in approving changes to limits based on changes in counterparties’ creditworthiness and economic position.

In managing its exposure under derivative instruments, particularly swaps, NIB utilizes a system that permits precise monitoring of the market value of each individual swap and, as a result, NIB’s exposure vis-à-vis its swap counterparties. In addition to calculating the current market value for each individual transaction entered into, the potential risk exposure for each such transaction is also calculated. The calculation of this potential risk is made in a manner more conservative than would be required under the 1988 Capital Accord by the Basel Committee on Banking Supervision. NIB uses a calculation system similar to that of the Basel Committee but with more stringent thresholds.

Potential credit risk exposure is not calculated when the Bank enters into collateral agreements with swap counterparties. Collateral is then posted by the party being the net obligor after each mark-to-market. Only the value of an obligation above a certain threshold level is normally collateralized. The threshold levels are set in relation to the counterparty’s credit rating.

For a description of the risk measures regarding the Bank’s lending operations, see “Operations of NIB – Loan Policy.”

OPERATIONS OF NIB

Loan Policy

NIB’s basic lending objective is to provide funds for eligible projects as determined by the Bank in accordance with the Statutes on a case-by-case basis. NIB works towards closer economic integration between its Member countries. Each eligible project must be assessed as being economically, financially, technically and environmentally viable. Each eligible project must also further the objectives established for the Bank by its Member countries and, in the case of investments outside of the Member countries, the development objectives of the recipient country. Furthermore, in the case of NIB’s lending outside the Member countries, an agreement is required regarding each recipient country’s recognition of NIB as a legal person under public international law and as having legal capacity under the municipal law of the country in question as well as recognition of NIB’s status as a MFI. The Bank follows a policy similar to that of other multilateral financial institutions as regards the debt service obligations of its borrowers. Therefore, the Bank has not participated in any debt reschedulings of national debt.

The requirements for the Bank’s lending objectives are not strictly defined but are evaluated in each case on the merits of the respective project. Initially this meant that the project in question was in the interest of two or more of the member countries. Examples include cooperation in industrial and infrastructure investments. This cooperation can take the form of supply of capital goods or services to the project or sponsorship thereto or responsibility for operations and maintenance of the project after completion.

Over the years, NIB has adapted its activity to the developments in the policies of the Member countries. Currently, projects in certain areas, both geographical and sectoral, are eligible even if the project is connected to only one Member country. These projects include investments that improve the quality of the environment, finance infrastructure investments, investments in corporate research and development and investments in the neighboring areas. Projects in neighboring areas which have a positive impact on the environment in the Member countries or which strengthen infrastructure links between the Member countries and neighboring areas are also eligible for financing even if a Member country is not directly involved.

There are no specific requirements that NIB favor particular industries, economic sectors or countries as potential recipients, and there is no specified limit on the aggregate amount of loans that may be made to borrowers from a particular Member country. Loans may be granted for both governmental and private projects. A loan will not be made, nor a guarantee provided, if it is opposed by the government of the country in which the related project is located.

The operations of NIB are to be conducted in accordance with sound banking principles and loans and guarantees are to be granted on commercial banking terms.

Within the framework of NIB’s financial guidelines and risk management, the Bank’s lending operations are classified with respect to counterparty risk and the value of the security provided. A risk category is then determined for each loan.

The Board of Directors of NIB has decided that the maximum amount of investment loans granted for a single project generally should not exceed 50% of the total cost of the project and that the maximum amount granted to borrowers belonging to a single group of companies should not, as a rule, exceed 20% of the Bank’s paid-in capital and general reserves. This 20% limit is not applicable for loans under special lending programs or if the loans are secured by a guarantee from any of the Member countries. In contrast, the 20% limit is reduced in the case of less creditworthy borrowers.

The table below shows NIB’s 10 largest exposures under its general loan and guarantee authorization at December 31, 2005, calculated as a percentage of a) total amount outstanding under the authorization and b) the paid-in capital and general reserves of the Bank.

Rank	% of total amount outstanding	% of the paid-in capital and general reserves

1	3.1	19.7
2	2.6	17.0
3	2.2	14.2
4	2.2	14.2
5	2.0	13.0
6	2.0	12.7
7	1.9	12.1
8	1.9	12.0
9	1.8	11.8
10	1.8	11.8

The Board of Directors has decided to limit the exposure (defined as total disbursements and loan commitments) of PIL (defined below) loans by setting a country limit related to the size and credit standing of the host country. For information about NIB’s exposure under the PIL-facility, see “ – Lending in Non-Member countries – Project Investment Loans.”

As noted above, NIB is required under the Statutes to protect itself against foreign exchange rate risks. NIB’s general policy is to grant loans in the same currencies in which it borrows and not to convert funds obtained by it into other currencies without appropriate forward exchange risk coverage. Loans may be denominated in more than one currency and, although disbursements may be made in other currencies, must be repaid in the currencies in which they are denominated.

In 2000, NIB further enhanced and improved its systems in order to control and measure the matching of the maturities of its loans to those of its borrowings. In this connection, the Board of Directors approved conservative limits for the maximum impact on the Bank’s net interest income due to future refinancing or reinvestment risks in its balance sheet. For further information in this regard, see “Financial Policies and Risk Management.”

The majority of the Bank’s loans are made with final maturities of between five and fifteen years. Disbursements, amortizations and final maturities of the Bank’s loans are dependent upon each project’s schedule of development, cash flow generation, ultimate economic life and the availability to NIB of appropriate financing.

NIB’s loans are made at both fixed and floating rates of interest, but in either case the rate is determined by reference to the incremental cost of funds in the relevant currency and by the underlying security and maturity of the loan. In order for NIB to be compensated for maintaining sufficient liquidity and to accommodate its borrowers’ loan disbursement requirements, NIB has established a schedule of commitment fees to be charged on the undisbursed portions of its loan commitments.

Ordinary loans

NIB’s ceiling for ordinary lending amounts to 250% of its authorized capital stock and accumulated, unallocated reserves (the Statutory Reserve and the General Credit Risk Fund). After allocation of the profit for fiscal year 2005 the Bank’s ordinary lending ceiling amounts to EUR 13,410.7 million ($15,820.6 million). See “Capitalization and Reserves – Authorized Capital Stock.” At December 31, 2005, outstanding loans (other than project investment loans, environmental investment loans, and Baltic investment loans, which are described below and outside the scope of the general loan authorization for ordinary lending) amounted to the equivalent of EUR 9,612.8 million ($11,340.2 million) and issued guarantees amounted to the equivalent of EUR 25.0 million ($29.5 million), which together represented 179.7% of the Bank’s authorized capital stock and accumulated, unallocated reserves as of December 31, 2005.

Special lending programs

The Bank has currently three special lending programs in addition to its ordinary lending.

NIB may make project investment loans and give related guarantees under the project investment loans (“PIL”) facility. The authorization for the PIL facility is EUR 4,000.0 million ($4,718.8 million).Project investment loans outstanding as of December 31, 2005 totaled EUR 2,017.1 million ($2,379.6 million). No guarantee was issued under this facility.

Under the environmental investment loans facility (“MIL”), the Bank may make investment loans and guarantees up to a maximum amount of EUR 300.0 million ($353.9 million) to finance projects to improve the environment and reduce pollution in the regions neighboring the Member countries. Environmental investment loans outstanding at December 31,  2005 totaled EUR 82.5 million ($97.3 million). No guarantee was issued under this facility.

Under the Baltic investment loans (“BIL”) facility, the Bank was authorized to make special investment loans and guarantees up to a maximum amount of EUR 60.0 million ($70.8 million). This facility expired at the end of 1999. At December 31, 2005, outstanding Baltic investment loans totaled only EUR 4.2 million ($5.0 million). No guarantee was issued under this facility.

For a further description of the special lending programs, see “ – Lending in Member countries and – Lending in Non-Member countries.”

NIB’s lending in Member countries can be grouped into three categories – investment loans, regional loans and the special lending program BIL.  NIB’s lending in non-Member countries includes the special lending programs PIL and MIL and other international investment loans.

Lending in Member countries

The Bank’s lending in Member countries comprises investment loans, regional loans, Baltic investment loans and loan guarantees. At December 31, 2005, investment loan, regional loan and BIL commitments totaled EUR 9,937.9 million ($11,723.7 million), of which EUR 9,500.8 million ($11,208.1 million) was outstanding. Guarantees issued amounted to EUR 25.0 million ($29.5 million) at December 31, 2005.

Investment Loans

At December 31, 2005, investment loans were granted for projects situated in the Member countries or for projects situated outside the Member countries if either the security or the party providing security for the project or the borrower was located in one of the Member countries. For more information on eligibility for investment loans, see “ – Loan Policy.”

At December 31, 2005, NIB had investment loan commitments totaling EUR 9,874.1 million ($11,648.5 million), of which EUR 9,437.0 million ($11,132.8 million) was outstanding.

Regional Loans

Since June 1980, NIB has made loans to national regional credit institutions in the Nordic countries that have been designated as eligible loan recipients by the Nordic Council of Ministers. The loans are on-lent by the recipients to investment projects in development regions within the Nordic countries pursuant to a program for Nordic regional cooperation adopted by the Nordic Council of Ministers. The facility is limited to 5% of the ceiling for ordinary lending, and currently amounts to EUR 670.5 million ($791.0 million). At

December 31, 2005, NIB had commitments for 9 regional loans totaling EUR 59.6 million ($70.3 million), all of which were outstanding.

The table below shows the number, principal amount and percentage distribution of investment loans and regional loans outstanding as well as issued guarantees at December 31, 2005, allocated by country according to the domicile of the borrower’s group headquarters.

Loans	Number of Loans	Percentage	Amount (millions of EUR)	Percentage	Amount (millions of USD)

Denmark	64	11.3%	1,240.1	13.1%	1,462.9
Investment Loans	64		1,240.1
Regional Loans	0		0.0
Estonia	12	2.1%	123.4	1.3%	145.6
Investment Loans	12		123.4
Finland	177	31.3%	2,683.9	28.3%	3,166.2
Investment Loans	174		2,649.5
Regional Loans	3		34.3
Iceland	78	13.8%	699.4	7.4%	825.1
Investment Loans	72		674.2
Regional Loans	6		25.2
Latvia	48	8.5%	186.6	2.0%	220.1
Investment Loans	48		186.6
Lithuania	20	3.5%	46.8	0.5%	55.2
Investment Loans	20		46.8
Norway	48	8.5%	1,282.8	13.5%	1,513.3
Investment Loans	48		1,282.8
Regional Loans	0		0.0
Sweden	118	20.8%	3,200.8	33.7%	3,776.0
Investment Loans	118		3,200.8
Regional Loans	0		0.0

Total Loans*	565	99.8%	9,463.7	99.8%	11,164.3

Guarantees:
Finland	1	0.2%	25.0	0.3%	29.5
Sweden	0	0.0%	0.0	0.0%	0.0
Total Guarantees	1	0.2%	25.0	0.3%	29.5

IAS 39-value adjustments			32.9		38.8
Total Loans and Guarantees*	566	100.0%	9,521.6	100.0%	11,232.6

* May differ from the sum of individual figures due to rounding.

Baltic Investment Loans (BIL)

The BIL facility is part of the Baltic Investment Program (“BIP”). Since the BIP-program expired at the end of 1999, new loans can no longer be granted under the facility. The BIL facility consists of loans primarily to small and medium-sized enterprises located in Estonia, Latvia and Lithuania. The purpose of the BIL facility was to contribute to the development of the private sector in the Baltic countries while also increasing economic cooperation between the Nordic and the Baltic countries. A major part of the funds from this facility was channeled through national Baltic long term investment banks or in cooperation with them. The authorization for the BIL facility was iECU 60.0 million ($70.8 million). Baltic investment loans are 100% guaranteed by the Nordic countries. At December 31, 2005, NIB had one loan amounting to EUR 4.2 million ($5.0 million) outstanding under this facility.

The table below shows the allocation of BIL loans by number and outstanding principal amount for each country at December 31, 2005.

		Loans outstanding
Baltic investment loans (BIL)	Number of loans	millions of
		EUR	USD

Estonia	1	4.2	5.0

Total	1	4.2	5.0

Lending in Non-Member countries

Although a majority of the Bank’s loans have been made for projects located in the Member countries, an increasing number of loans are being made for projects located elsewhere. As noted above, the Bank’s lending in non-Member countries comprises the special lending programs PIL and MIL and other international investment loans. At December 31, 2005 commitments for such loans totalled EUR 3,403.4 million in the aggregate ($4,015.0 million), of which EUR 2,215.8 million ($2,614.0 million) was outstanding. At December 31, 2005, there were no guarantees issued under lending in non-Member countries, but a commitment for one project investment guarantee in the amount of EUR 32.0 million ($37.8 million) had been made.

Project Investment Loans (PIL)

PIL loans and guarantees are intended to finance projects in the growth markets of Asia, Latin America, Central and Eastern Europe, Africa and the Middle East, where such projects are in the interest of Member countries and the recipient countries. These loans are intended to help meet the demand for long-term financing projects and are made in accordance with regular banking practices. A majority of such loans are made to governments or against government guarantees. Such loans can also be made for infrastructure projects and other projects in recipient countries, as approved by NIB, without a direct guarantee from the government. Projects may be co-financed with the World Bank, other multilateral and bilateral institutions as well as with commercial banks.

The authorization for the PIL facility is set forth in in the Statutes and the PIL facility currently may not exceed EUR 4,000.0 million ($4,718.8 million). Each PIL loan is guaranteed on an individual basis by the Member countries for a maximum of 90% of its principal amount plus interest up to an aggregate amount of EUR 1,800.0 ($2,123.5 million), or 45.0% of the total program. The Board of Directors has the authority to designate which loans and guarantees should be included in this program at any given time. The Board of Directors also determines whether to call on the Member country guarantees. Since the inception of the program in 1982 no such calls have been made. The authorization for the program has been increased several times. On October 27, 2003, the Nordic Council of Ministers approved an increase in the PIL-facility from EUR 3,300.0 million ($3,893.0 million) to EUR 4,000.0 million ($4,718.8 million), with no change in the EUR 1,800.0 million ($2,123.5 million) guarantee limit. The increase became effective on July 1, 2004. In connection with this increase, and with the same effective date, NIB decided to adjust the guidelines for calling the Member countries’ guarantees. Under the adjusted guidelines, NIB will assume 100% of any losses occurred under an individual PIL loan, up to the amount available at any given time in the Special Credit Risk Fund PIL. Only thereafter would NIB call the Member countries’ guarantees.

At December 31, 2005, NIB had commitments for 310 project investment loans totaling EUR 2,837.1 million ($3,346.9 million), of which EUR 2,017.1 million ($2,379.6 million) was outstanding and one guarantee commitment of EUR 32.0 million ($37.8 million) had been agreed.

The table below shows the allocation of project investment loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2005.

	Number of	Loans outstanding millions of		Total commitments millions of
Sovereign PIL	loans	EUR	USD	EUR	USD

Botswana	2	11.4	13.4	11.4	13.4
Brazil	2	84.8	100.0	135.6	160.0
Cameroon	2	2.7	3.2	2.7	3.2
China	143	269.0	317.3	460.2	542.9
Colombia	3	34.5	40.7	34.5	40.7

	Number of	Loans outstanding millions of		Total commitments millions of
Sovereign PIL	loans	EUR	USD	EUR	USD
Egypt	1	1.3	1.5	1.3	1.5
Hungary	1	4.0	4.7	25.0	29.5
India	4	41.5	49.0	41.5	49.0
Indonesia	11	88.6	104.5	88.6	104.5
Jordan	1	5.9	7.0	5.9	7.0
Mauritius	2	18.4	21.7	19.6	23.1
Mexico	6	89.4	105.5	136.1	160.6
Pakistan	5	12.8	15.1	12.8	15.1
Peru	1	0.6	0.7	0.6	0.7
Philippines	3	31.4	37.0	31.4	37.0
Poland	5	171.2	202.0	171.2	202.0
Romania	4	47.1	55.6	61.8	72.9
Slovak Republic	1	5.0	5.9	10.0	11.8
South Africa	2	31.0	36.6	31.0	36.6
Thailand	6	111.7	131.8	111.7	131.8
Tunisia	17	158.6	187.1	195.6	230.7
Turkey	12	109.6	129.3	134.8	159.0
Venezuela	3	57.6	68.0	60.0	70.8
Vietnam	27	120.0	141.6	230.4	271.8

Sovereign lending, total*	264	1,508.1	1,779.1	2,013.7	2,375.6

Non-sovereign PIL
Argentina	1	4.6	5.4	4.6	5.4
Brazil	8	106.1	125.2	143.6	169.4
Bulgaria	2	1.0	1.2	20.0	23.6
Czech Republic	2	37.1	43.8	37.1	43.8
Egypt	1	3.7	4.4	3.7	4.4
India	6	72.5	85.5	101.4	119.6
Laos	2	12.7	15.0	33.6	39.6
Multinational	5	47.9	56.5	105.3	124.2
Netherlands	1	33.9	40.0	33.9	40.0
Peru	1	0.0	0.0	25.4	30.0
Philippines	3	19.1	22.5	44.5	52.5
Poland	1	4.5	5.3	9.5	11.2
Romania	1	12.5	14.7	12.5	14.7
Russia	5	57.3	67.6	109.7	129.4
South Africa	5	34.0	40.1	76.4	90.1
Thailand	2	59.3	70.0	59.3	70.0

Non-sovereign PIL, total	46	506.2	597.2	820.5	967.9

PIL, total*	310	2,014.3	2,376.3	2,834.2	3,343.5
IAS 39-value adjustments		2.8	3.3	2.8	3.3

Total*		2,017.1	$2,379.6	2,837.1	$3,346.9

* May differ from the sum of individual figures due to rounding.

Environmental Investment Loans (MIL)

From January 1, 2005, the MIL facility consists of loans and guarantees for the financing of private and public projects in the neighboring area of the Member countries to improve the environment and reduce cross border pollution in the region. The MIL facility was established in 1997 after formal decisions in each of the Nordic countries. The authorization for this facility was initially EUR 100.0 million ($118.0 million). In June 2002 the Nordic Council of Ministers decided to increase the amount to EUR 300.0 million ($353.9 million). The increase entered into force on January 1, 2003. This facility is

100% guaranteed by the Member countries. It is within the powers of the Board of Directors to designate which loans and guarantees should be included under this facility at any given time. At December 31, 2005, NIB had commitments amounting to EUR 197.4 million ($232.9 million) under this facility, of which EUR 82.5 million ($97.3 million) was outstanding.

The table below shows the allocation of MIL loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2005.

Environmental	Number of	Loans outstanding millions of		Total commitments millions of
investment loans (MIL)	loans	EUR	USD	EUR	USD

Russia	9	82.5	97.3	197.4	232.9

Total	9	82.5	97.3	197.4	232.9

Other International Investment Loans

In addition to the project investment loans facility and the environmental investment loans facility, the Bank also participates in the financing of projects outside the Member countries under the Bank’s ordinary lending, particularly within the member countries of the Organization for Economic Cooperation and Development (the “OECD”). At December 31, 2005, NIB had commitments amounting to EUR 368.9 million ($435.2 million) under other international investment loans, of which EUR 116.2 million ($137.1 million) was outstanding.

The table below shows the allocation of other international investment loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2005.

Other international	Number of	Loans outstanding millions of		Total commitments millions of
investment loans (IL)	loans	EUR	USD	EUR	USD

Brazil	1	29.7	35.0	29.7	35.0
Czech Republic	1	0.0	0.0	15.0	17.7
Hungary	1	30.0	35.4	30.0	35.4
India	1	33.9	40.0	33.9	40.0
Poland	2	22.3	26.3	260.0	306.7

Total	6	115.8	136.6	368.6	434.8
IAS 39-value adjustments		1.6	1.9	1.6	1.9

Total*	6	117.4	138.5	370.2	436.7

* May differ from the sum of individual figures due to rounding.

Loans Outstanding

At December 31, 2005 846 loans amounting to EUR 11,716.6 million ($13,822.1 million) were outstanding and one loan guarantee amounting to EUR 25.0 million ($29.5 million) had been issued. The following table sets forth a breakdown as per business sector of NIB’s outstanding loans and issued guarantees at December 31, 2005.

	In millions of EUR	In millions of USD	Percentage
LENDING IN MEMBER COUNTRIES
Agriculture, hunting and forestry	0.1	0.1	0.0%
Mining and quarrying	167.6	197.7	1.8%
Manufacturing	4,066.3	4,797.0	42.9	%(1)
Electricity, gas and water supply	2,369.2	2,794.9	25.0%
Construction	334.4	394.5	3.5%
Wholesale and retail trade	249.4	294.2	2.6%
Hotels and restaurants	32.4	38.2	0.3%
Transport, storage and communication	969.8	1,144.1	10.2%

Financial intermediation	856.7	1,010.6	9.0%
Real estate, renting and business activities	133.9	158.0	1.4%
Public administration and defense	1.0	1.2	0.0%
Education	25.9	30.6	0.3%
Health and social work	49.1	57.9	0.5%
Other community, social and personal service activities	137.5	162.2	1.5%
Loan program (unallocated)	15.2	17.9	0.2%
Regional loans (unspecified)	59.6	70.3	0.6%

Total*	9,467.9	11,169.3	100%
IAS 39 Value Adjustment**	32.9	38.8
Lending in Member countries total*	9,500.8	11,208.1

LENDING IN NON-MEMBER COUNTRIES
Agriculture, hunting and forestry	15.9	18.8	0.7%
Mining and quarrying	86.8	102.4	3.9%
Manufacturing	451.6	532.8	20.4%
Electricity, gas and water supply	684.9	808.0	31.0%
Construction	72.3	85.3	3.3%
Wholesale and retail trade	0.1	0.1	0.0%
Hotels and restaurants	3.8	4.5	0.2%
Transport, storage and communication	620.0	731.4	28.0%
Financial intermediation	30.0	35.4	1.4%
Real estate, renting and business activities	0.6	0.7	0.0%
Health and social work	112.5	132.7	5.1%
Other community, social and personal service activities	79.4	93.7	3.6%
Loan programs (unspecified)	54.8	64.6	2.5%

Total*	2,212.6	2,610.2	100.0%
IAS 39 Value Adjustment**	3.2	3.8
Lending in non-Member countries total*	2,215.8	2,614.0

LENDING TOTAL*	11,716.6	13,822.1	100.0%

GUARANTEES
Member countries	25.0	29.5	100.0%
Non-Member countries	0.0	0.0	0.0%

Total	25.0	29.5	100.0%

(1)          Engineering products has the biggest share, 26% of the total amount outstanding in this sector.

*                 May differ from the sum of individual figures due to rounding.

**          Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 11.7% of total amount outstanding at year end 2005) is carried at fair value.

At December 31, 2005, loans outstanding at floating interest rates amounted to EUR 10,248.1 million ($12,089.7 million), while those at fixed interest rates amounted to EUR 1,432.4 million ($1,689.8 million). The fixed interest rates ranged from 1.14% per annum on a loan denominated in Swiss franc to 9.05% per annum on a loan denominated in Swedish kronor.

The following table sets forth the scheduled amortizations of outstanding loans at December 31, 2005.

Amortization in:	In millions of EUR	In millions of USD
2006	1,149.0	1,355.5
2007	1,239.7	1,462.5
2008	1,285.4	1,516.4
2009	1,286.3	1,517.4
2010	1,178.4	1,390.2
2011 and thereafter	5,541.8	6,537.7
IAS 39 value adjustment**	36.1	42.3

Total*	11,716.6	13,822.1

*                 May differ from the sum of individual figures due to rounding.

**          Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 11.7% of total amount outstanding at year end 2005) is carried at fair value.

The remaining average life of loans outstanding at December 31, 2005, calculated to the next date on which the Bank has the right to reset the interest rate or currency of denomination, was 4 years and 10 months, with actual maturities from the date of first disbursement ranging from 3 to 30 years.

Outstanding loans at December 31, 2005, were denominated in the following currencies:

Currency of Loan	Percentage of Total Loans Outstanding(1)

EUR	46.7%
U.S. dollars	24.9%
Swedish kronor	15.4%
Danish kroner	8.0%
Norwegian kroner	3.5%
Swiss franc	0.7%
Japanese yen	0.3%
Pound sterling	0.2%
Icelandic kronur	0.1%
Latvian lats	0.1%
Polish zloty	0.01%

Total*	100.0%

* May differ from the sum of individual figures due to rounding.

(1)          Amounts lent in the various currencies differ from the amounts borrowed due to timing differences between the Bank’s fundings and disbursements, the effects of currency swaps entered into by the Bank and the funding of certain loans from the Bank’s paid-in capital.

At December 31, 2005, the principal repayment protection for NIB’s outstanding loans was as follows (For the purpose of the breakdown in this table “Member countries” means the Nordic countries):

Loans to or guaranteed by Member countries(1)	1.6%
Loans to or guaranteed by local authorities in Member countries(1)	2.7%
Loans to or guaranteed by other countries(2)	13.1%
Loans to or guaranteed by companies owned 50% or more by Member countries or local authorities in Member countries(1)(3)	5.6%
Loans to or guaranteed by banks	6.8%
Loans to entities other than the foregoing(4)	69.9%
Loans without security	0.3%

Total	100.0%

(1)          Of loans outstanding for projects in the Member countries in these categories, which together totaled approximately EUR 1,161.9 million ($1,370.7 million), 1.2% were to Denmark, 0.8% were to Estonia, 23.5% were to Finland, 39.3% were to Iceland, 3.2% were to Latvia, 3.5% were to Lithuania, 15.6% were to Norway and 12.9% were to Sweden.

(2)          Loans to or guaranteed by other countries than the Member countries are partly made under special lending programs.

(3)          A Member country would not ordinarily be liable for the company’s debts only because it is a controlling shareholder.

(4)          Such loans are supported by mortgages and other collateral (4.7%), parent company or other guarantees (22.5%) and negative pledge and other covenants (72.8%).

Other International Activities

NIB, together with other MFIs, continued its participation in the Helsinki Commission (“HELCOM”) Project Implementation Task Force within the framework of the Baltic Sea Environmental Program. Covered by special purpose funds set up by the Nordic countries, NIB is acting as executing agent for environmental projects in the neighboring region of Eastern and Central Europe. Under a similar arrangement, NIB has been active in the development and implementation of the Via Baltica Transport Corridor. NIB has also, together with other MFIs, participated in the elaboration of an Agenda 21 for the Baltic Sea Region (“BA 21”). The aim of the BA 21 is to ensure that economic growth be compatible with environmental concerns, thereby contributing to sustainable development in the region. The BA 21 was endorsed by the foreign ministers of the Council of Baltic Sea States at its meeting in June 1998.

In conjunction with Sweden’s Presidency of the European Union during 2001, NIB initiated an environmental partnership within the EU’s northern dimension – The Northern Dimension Environmental Partnership (“NDEP”), aimed at strengthening cooperation between the EU Commission, international financial institutions and, above all, Russia, to solve urgent environmental problems within the Northern Dimension area of the European Union. The NDEP is primarily focused on promoting significant environmental projects for the achievement of sustainable solutions in the fields of wastewater treatment, waste management and energy supply, all of which are major sources of cross-border pollution. NDEP’s activities are led by a Steering group, which selects projects and appoints a lead bank for each project. The partnership has a support fund with the task of collecting pledges from donor countries in order to ensure the sufficient financing of the projects. At the end of 2005 the fund had over EUR 225.8 million ($266.4 million) at its disposal consisting of contributions from the EU, the Russian Federation and individual donor governments. Two-thirds of the contributions are earmarked for the clean-up of nuclear waste. The NDEP encompasses at the moment 16 projects in northwest Russia with an estimated investment need of around EUR 2.0 billion ($2.4 billion). NIB is leading the financing and preparation of seven of the projects.

LEGAL STATUS

Under the 2004 Agreement, NIB has status as an international legal personality with full legal capacity. In particular, the Bank has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The 2004 Agreement further states that NIB, as a common international financial institution, has the same status as other legal persons conducting similar operations within and outside the Member countries.

The 2004 Agreement also contains, among others, provisions regarding certain immunities. According to these provisions actions may be brought against the Bank only in a court of competent jurisdiction in the territory of a country in which the Bank has established an office, or has appointed an agent for the purpose of accepting service of process, or when the Bank has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member country or by persons acting for or deriving claims from a Member country only if the Bank has given its express consent thereto.

In addition, the 2004 Agreement provides that property and assets of the Bank wherever located and by whomsoever held shall be immune from execution of judgment or decree by judicial or administrative authority before such judgment or decree is final. The property and assets of the Bank wherever located and by whomsoever held shall further be immune from search, requisition, confiscation and expropriation by executive or legislative action. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.

The 2004 Agreement prescribes that the premises and archives of the Bank and all documents belonging to it or held by it shall be inviolable.

The 2004 Agreement also states that NIB is exempt from payment restrictions and credit policy measures which in any manner prevent or impede the fulfillment of its commitments. NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article. The Bank shall also be exempt from taxes on purchase and transfer of real estate and securities and the procurement of goods and services in connection with the official activities of the Bank. Borrowing and lending by the Bank and borrowing from the Bank is also exempt from all taxes and imposts of similar nature.

NORDIC INVESTMENT BANK – GOVERNANCE

Under the 2004 Agreement concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden on February 11, 2004 and the Statutes annexed thereto which entered into force on January 1, 2005, NIB shall have a Board of Governors, a Board of Directors, a President, and such other personnel as is necessary to carry out its operations.

The Board of Governors is composed of eight Governors. Each Member country is represented by the Minister it designates as its Governor. The Board of Governors is responsible for matters specified in the 2004 Agreement and the Statutes. The Board of Governors has basically replaced the Nordic Council of Ministers and its functions in the previous legal framework of the Bank.

The following individuals are currently the Governors of NIB:

Governors

Denmark	Bendt Bendtsen	Minister for Economic and Business Affairs
Estonia	Aivar Söerd	Minister of Finance
Finland	Ulla-Maj Wideroos Chairman of the Board of Governors until May 31, 2007	Coordinate Minister for Finance
Iceland	Àrni M. Mathiesen	Minister of Finance
Latvia	Oskars Spurdzinš	Minister of Finance
Lithuania	Zigmantas Balčytis	Minister of Finance
Norway	Kristin Halvorsen	Minister of Finance
Sweden	Anders Borg	Minister of Finance

With the exception of matters that fall within the authority of the Board of Governors, all of the powers of NIB are vested in the Board of Directors. The Board of Directors is composed of eight Directors, one being appointed by each Member country, who serve for renewable terms of up to four years and each of whom has one vote. Each Member country also appoints one alternate according to the same principles. The chairmanship and the deputy chairmanship shall rotate among the Member countries every two years.

The following individuals are currently the Directors and Alternate Directors of NIB:

Directors

Denmark	Lars Kolte	Managing Director, Danish Export Credit Agency
Estonia	Madis Üürike Deputy Chairman of the Board of Directors until May 31, 2008	Advisor, Ministry of Finance
Finland	Kristina Sarjo	Financial Counsellor, Ministry of Finance
Iceland	Baldur Guðlaugsson	Permanent Secretary, Ministry of Finance
Latvia	Edmunds Krastinš	Counsellor to the Minister of Finance, Ministry of Finance
Lithuania	Rolandas Krišciūnas	Undersecretary of the Ministry of Finance, Ministry of Finance
Norway	Arild Sundberg Chairman of the Board of Directors until May 31, 2008	Assistant Director, Directorate of Labor and Welfare
Sweden	Erik Åsbrink	Former Minister of Finance

Alternate Directors

Denmark	Sigmund Lubanski	Head of Office, Ministry of Economic and Business Affairs
Estonia	Ülle Mathiesen	Head of State Treasury Department, Ministry of Finance
Finland	Risto Paaermaa	Deputy Director General, Ministry of Trade and Industry
Iceland	Ólafur Hjálmarsson	Director General, Ministry of Finance
Latvia	Nikolajs Sigurds Bulmanis	Advisory Board Member, Latvian Guarantee Agency
Lithuania	Renata Lygienė	Head of Financial Institutions Division, Financial Markets Department, Ministry of Finance
Norway	Eli Telhaug	Director General, Ministry of Finance
Sweden	Ulrika Barklund Larsson	Director, Ministry of Finance

The business address for each of the Directors mentioned above is Fabianinkatu 34, P.O. Box 249, FI-00171 Helsinki, Finland.

Under the Statutes, The Board of Directors may delegate its powers to the President who participates in its meetings The Statutes provide, however, that the President may not be a member or an alternate of the Board. The President may be appointed by the Board of Directors for renewable terms of not more than five years each.

The current senior management of NIB and their positions are:

Name	Position
Johnny Åkerholm	President and CEO.
Nils E. Emilsson	Executive Vice President, Head of the Lending Department.
Torben Nielsen	Executive Vice President, Head of the Finance Department.
Siv Hellén	Senior Vice President and General Counsel.
Hilde Kjelsberg	Senior Vice President, Head of the Credit and Appraisal Department.
Juha Kotajoki	Senior Vice President, Head of the Risk Management Department.
Gunnar Okk	Senior Vice President, Head of the Administration Department.

A Control Committee has the responsibility of ensuring that the operations of the Bank are conducted in accordance with its Statutes. The Control Committee is also responsible for conducting an audit of the Bank’s financial statements to be delivered to the Board of Governors. The Control Committee is composed of ten members, serving renewable terms of up to two years. The Nordic Council and the Parliaments of Estonia, Latvia and Lithuania appoint one member from each Member country. The Board of Governors appoints two members, who serve as Chairman and Deputy Chairman. The chairmanship and the deputy chairmanship rotate among the Member countries.

The current members of the Control Committee of the Bank are:

Members of the Control Committee

Denmark	Per Kaalund	Member of Parliament
Estonia	Meelis Atonen	Member of Parliament
Finland	Arja Alho	Member of Parliament
Iceland	Alexander G. Eðvardsson Vice Chairman of the Control Committee until May 31, 2007 Steingrímur J. Sigfússon	State Authorized Auditor, KPMG Endurskoðun hf. Member of Parliament
Latvia	Dace Nulle Chairman of the Control Committee until May 31, 2007 Viesturs Silenieks	Director of the Audit Methodology, Analysis and Development Department, State Audit Office
Lithuania	Sigita Burbiene	Seimas of the Republic of Lithuania
Norway	Trond Helleland	Member of Parliament
Sweden	Tuve Skånberg	Professor

At December 31, 2005 the Bank had 150 employees.

RECENT DEVELOPMENTS

The Board of Directors of NIB has on 24 August 2006 adopted the following new mission and strategy statement for the Bank

Mission

The Nordic Investment Bank promotes sustainable growth of its Member countries by providing long-term complementary financing, based on sound banking principles, to projects that strengthen competitiveness and enhance the environment.

Strategy

NIB promotes competitiveness and supports the environment by providing financing in the form of loans and guarantees to activities in which NIB can add value and complement other financing sources. Moreover, the Bank continues to assess the environmental aspects of all its financing.

NIB remains flexible in terms of supporting different areas of the economy but puts particular emphasis on projects involving:

(a)                                  investments in infrastructure;

(b)                                 investments improving the environment;

(c)                                  large investments by the corporate sector; and

(d)                                 small and medium-sized enterprises, targeted in cooperation with financial intermediaries.

While maintaining focus on activities in the Member countries, the Bank aims at continued expansion of activities in the neighbouring areas and in other countries where a mutual interest is identified.

NIB carries out this strategy by proactively applying the Bank’s relative strengths:

(a)                                  NIB’s status as an International Financial Institution, which facilitates the financing of cross-border activities and strengthens the possibility to manage risks;

(b)                                 The highest possible credit rating, which emanates from high asset quality, a strong balance sheet and ownership, and enables a stable supply of long-term financing;

(c)                                  NIB’s experience in complex financing structures in cooperation with other International Financial Institutions and public and private sector lenders; and

(d)                                 the Bank’s professional and highly motivated staff.